Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 9, 2025

Seabridge Gold Reports Achievements in Safety, Diversity, and Environmental Stewardship

Releases 2024 Sustainability Report

Toronto, Canada... Seabridge Gold Inc. (TSX: SEA; NYSE: SA) ("Seabridge" or the "Company") has released its 2024 Sustainability Report, underscoring the Company's ongoing commitment to responsible exploration and development practices, community engagement, and environmental stewardship. The full report is here.

Safety Excellence

In 2024, Seabridge achieved its best safety performance in Company history. Total reported incident frequency was 0.50, well below the 2.0 target set by management. This accomplishment reflects our dedication to fostering a positive safety culture and implementation of comprehensive safety practices introduced in 2023.

Diversity and Inclusion

Seabridge continues to develop a diverse and inclusive culture starting with our Board of Directors and moving throughout the organization. At the board level, 36% of directors are women and several board committees are chaired by women. Additionally, female representation in the Seabridge organization has risen to 53%, demonstrating our commitment to fostering an inclusive and diverse workplace.

Environmental Stewardship and Indigenous Engagement

Seabridge remains at the forefront of environmental stewardship and Indigenous engagement. We work diligently to be an industry leader in forming genuine working partnerships with First Nations and voluntarily rehabilitating the negative environmental impacts of legacy mining at our projects. A robust analysis of the Company's carbon footprint has been formulated as a foundation for future steps toward achieving sustainability objectives.

Community Investment

In 2024, Seabridge continued its support for local communities. We invested in various community development projects, focusing on our traditional priorities of education, health, and infrastructure. Notably, Seabridge supported the Dr. R.E.M. Lee Foundation to establish a Tier 3 Neonatal Intensive Care Unit at Mills Memorial Hospital in Terrace, British Columbia. This facility provides critical care to mothers and pre-term babies, enabling families to stay closer to their loved ones during challenging births.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Looking Ahead

Seabridge remains dedicated to advancing sustainable exploration and development practices and creating lasting value for its stakeholders. We continue to assess and address our climate and nature-related risks and opportunities, aiming to be a trusted and valued member of the communities in which we operate.

For more information, please visit www.seabridgegold.com.

About Seabridge

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com